

16012770

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sheridan Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18101 Von Karman Avenue, Suite 1240
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravinder Rayu — 949-596-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ravinder Rayu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sheridan Capital Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange


AMY WAY
Commission # 2100641
Notary Public - California
Orange County
My Comm. Expires Mar 10, 2019

Subscribed and sworn to (or affirmed) before me on this 23 day of February, 2016, by
Date *Month* *Year*

(1) Ravinder Rayu

(and (2)),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Amy Way
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: _____ Signer(s) Other Than Named Above: ______

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Sheridan Capital Securities, LLC
Irvine, California

I have audited the accompanying statement of financial condition of Sheridan Capital Securities, LLC as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Sheridan Capital Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sheridan Capital Securities, LLC as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Sheridan Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Sheridan Capital Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 12, 2016

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	7,848
Other assets		2,227
Total assets		10,074

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$	700
Other Current Liabilities		500
Total liabilities		1,200

MEMBERS' EQUITY:

Members' equity		8,874
Total members' equity		8,874
Total liabilities and members' equity	$	10,074

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Operations
For the year ended December 31, 2015

REVENUES:	
	-
Total income	-
EXPENSES:	
Rent	8,256
Compliance	9,550
Regulatory fees	50
Accounting and Audit	2,000
Information Technology	1,164
Other general and administrative expenses	691
Total expenses	21,711
LOSS BEFORE INCOME TAXES	(21,711)
INCOME TAX PROVISION	
Income tax expense	(800)
NET LOSS	$ (22,511)

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2015

	Beginning Members' Equity	Net Loss	Total Members' Equity
Beginning balance December 31, 2014	$ 20,385	$ -	$ 20,385
Capital contributed	11,000		11,000
Net loss		(22,511)	(22,511)
Ending balance December 31, 2015	$ 31,385	$ (22,511)	$ 8,874

The accompanying notes are an integral part of these financial statements

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (22,511)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Other assets	5,740
Increase (decrease) in:	
Accounts payable	(800)
Other liabilities	500
Total adjustments	5,440
Net cash used in operating activities	(17,071)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	11,000
Net cash provided by financing activities	11,000
Decrease in cash	(6,071)
Cash-beginning of period	13,919
Cash-end of period	$ 7,848
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

SHERIDAN CAPITAL SECURITIES, LLC
Notes to Financial Statements
For the year ended December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Sheridan Capital Securities, LLC (the "Company"), was formed in February, 2011, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is engaged in mergers and acquisitions advisory and private placements and does not deal with any trading, underwriting or market making activity.

Management has reviewed subsequent events through February 12, 2016.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)
>
> All assets of $10,074 at December 31, 2015 were considered Level 1.

SHERIDAN CAPITAL SECURITIES, LLC
Notes to Financial Statements
For the year ended December 31, 2015

Note 2: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2015, the Company was only subject to the minimum limited liability company income tax or $ 800.

The Company is subject to audit by the taxing agencies for years ending December 31, 2012, 2013 and 2014.

Note 3: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its office through July 15, 2017. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2016	8,256
December 31, 2017	4,472
	12,758

Rent expense for year ended December 31, 2015 was $8,256.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015 the Company had net capital of $6,647, which was $1,647 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $1,200 to net capital was 0.18 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 5: SUBSEQUENT EVENT

Between January 11th 2016 and February 10th 2016, the Company was under Net Capital by $1,889. This deficiency was corrected on February 11th 2016 by the members' making a capital contribution. As of the date of these financial statements the Company has sufficient Net Capital.

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2015

	Focus 12/31/15	Audit 12/31/15	Change
Members' equity, December 31, 2015	$ 8,874	$ 8,874	$ 0
Subtract - Non allowable assets:			
Other assets	2,227	2,227	
Tentative net capital	6,647	6,647	0
Haircut	0	0	-
NET CAPITAL	6,647	6,647	0
Minimum net capital	5,000	5,000	-
Excess net capital	$ 1,647	$ 1,647	0
Aggregate indebtedness	1,500	1,500	-
Ratio of aggregate indebtedness to net capital	0.23	0.23	

There were no reported differences between the audit and Focus at December 31, 2015.

The accompanying notes are an integral part of these financial statements

SHERIDAN CAPITAL SECURITIES, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2015

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Sheridan Capital Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k) (2) (i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***January 1, 2015 through December 31, 2015.***

(***Sheridan Capital Securities, LLC***)

By:



(Name and Title)

2/12/16

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Sheridan Capital Securities, LLC
Irvine, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Sheridan Capital Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sheridan Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Sheridan Capital Securities, LLC, stated that Sheridan Capital Securities, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Sheridan Capital Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Sheridan Capital Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 12, 2016

SHERIDAN CAPITAL SECURITIES, LLC

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